U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-131862

Compliance Systems Corporation
(Name of small business issuer as specified in its charter)

Nevada	20-4292198
(State or Other Jurisdiction of	(IRS Employer
Incorporation or Organization)	Identification No.)

90 Pratt Oval
GLEN COVE, NEW YORK 11542
 (Address of Principal Executive Offices)

(516) 674-4545
(Issuer’s Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: None
Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this Form, and no disclosure will be contained, to the best of the registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this form 10-KSB or any amendments to this Form 10-KSB. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐  No ☑

State issuer’s revenues for its most recent fiscal year. $1,473,775

The aggregate market value of the voting stock held by non-affiliates based on the closing stock price of $0.12 on May 18, 2007 is $3,492,778.

As of May 18, 2007, 50,000,000 shares of common stock of the issuer were outstanding.

Transitional Small Business Disclosure Format Yes ☐  No ☒

DOCUMENTS INCORPORATED BY REFERENCE

Part I: None Part II: None Part III: None

EXPLANATORY NOTE

The accompanying financial statements of Compliance Systems Corporation as of December 31, 2006 and for each of the years in the two-year period then ended are filed herewith pursuant to Exchange Act Rule 15d-2 as a Special Financial Report, applicable to a registrant whose Securities Act registration statement was declared effective after its most recent fiscal year-end but did not include the audited financial statements for that year.

In accordance with Rule 15d-2, no other items or exhibits required by Form 10-KSB are included herein.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Compliance Systems Corporation and Subsidiaries:
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheet as of December 31, 2006	F-2
Consolidated Statement of Operations for the years ended December 31, 2006 and 2005	F-3
Consolidated Statement of Changes in Stockholders’ Deficit for the years ended December 31, 2006 and 2005	F-4
Consolidated Statement of Cash Flows for the years ended December 31, 2006 and 2005	F-5
Notes to Consolidated Financial Statements	F-6 to F-21

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Compliance Systems Corporation
Glen Cove, New York

We have audited the accompanying consolidated balance sheet of Compliance Systems Corporation and Subsidiaries as of December 31, 2006 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compliance Systems Corporation and Subsidiaries as of December 31, 2006 and the consolidated results of their operations and their cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the consolidated financial statements, the Company has suffered losses from operations in its last two fiscal years of $1,242,531 and $1,241,945, respectively. Also, as of December 31, 2006, the Company has a stockholders’ deficit of $4,045,580 and a working capital deficit of $3,535,383. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon its ability to obtain sufficient financing for its business and maintain satisfactory relationships with its creditors, generate increased revenues and operate profitably. Management’s plans to achieve these objectives are also described in Note 1B. There is no assurance that the Company will be successful in these endeavors. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

/s/ BP Audit Group, PLLC

Farmingdale, NY
May 18, 2007

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
December 31, 2006

ASSETS:
Current Assets:
Cash	$46,697
Accounts receivable	157,445
Prepaid expenses and other current assets	66,922
Total Current Assets	271,064

Property, equipment and capitalized software costs, net	244,583

Other Assets:
Deferred registration costs	508,362
Deferred loan costs, net	119,682
Security deposits	24,048
Patents, net	23,285
Total Other Assets	675,377

Total Assets	$1,191,024

LIABILITIES AND STOCKHOLDERS’ DEFICIT:
Current Liabilities:
Short-term and demand notes payable	$468,441
Accounts payable and accrued expenses	427,673
Accrued officers’ salaries	310,000
Current maturities of long-term debt, principally to related parties	2,600,333
Total Current Liabilities	3,806,447

Secured convertible debenture and related accrued interest	1,190,202
Other long-term debt, principally to related parties, less current maturities	166,645
Deferred service revenue, sub-lease income and other deferred credits	73,310
Total Liabilities	5,236,604

Commitments and Contingencies - See Notes

Stockholders’ Deficit:
Common stock, $.001 par value; 500,000,000 shares authorized, 50,000,000 shares issued and outstanding	50,000
Additional paid-in capital	2,394
Accumulated deficit	(4,097,974)
Total Stockholders’ Deficit	(4,045,580)

Total Liabilities and Stockholders’ Deficit	$1,191,024

See accompanying notes to consolidated financial statements.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
Years Ended December 31, 2006 and 2005

	2006	2005

Revenues	$1,473,775	$1,730,898
Cost of revenues	611,933	471,245

Gross margin	861,842	1,259,653

Operating expenses:
Selling, general and administrative expenses	1,619,899	2,022,398
Interest expense	484,474	479,200

Total operating expenses	2,104,373	2,501,598

Net loss	$(1,242,531)	$(1,241,945)

Basic and Diluted Per Share Data:
Loss per share	$(.03)	$(.03)

Weighted average shares outstanding	49,178,082	41,587,353

See accompanying notes to consolidated financial statements.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT
Years Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-in	Accumulated	Treasury	Total Stockholders’
	Shares	Amount	Capital	Deficit	Stock	Deficit
Balances, January 1, 2005	39,090,822	$39,091	$1,023,424	$(5,396,985)	$—	$(4,334,470)
Common shares issued in payment of note principal and interest	983,417	983	299,017	—	—	300,000
Issuance of contractually required anti-dilution shares	327,806	328	(328)	—	—	—
Common shares issued to repay debt of $1,470,000 and interest of $66,150 and on exercise of 1,376,783 warrants, net of related legal costs of $15,000	6,195,525	6,196	1,934,954	—	—	1,941,150
Treasury stock purchased	(4,097,570)	—	43,425	—	(263,053)	(219,628)
Contribution by officer-stockholders of accrued compensation	—	—	730,000	—	—	730,000
Stockholder’s collateral pledge value	—	—	19,450	—	—	19,450
Treasury stock retired	—	(4,098)	(258,955)	—	263,053	—
Net loss	—	—	—	(1,241,945)	—	(1,241,945)

Balances, December 31, 2005	42,500,000	42,500	3,790,987	(6,638,930)	—	(2,805,443)

Effect of statutory downstream merger into shell company	7,500,000	7,500	(7,500)	—	—	—
Offset of available additional paid-in capital against deficit accumulated while operating as “S” Corporations	—	—	(3,783,487)	3,783,487	—	—
Stockholder’s collateral pledge value	—	—	2,394	—	—	2,394
Net loss	—	—	—	(1,242,531)	—	(1,242,531)

Balances, December 31, 2006	50,000,000	$50,000	$2,394	$(4,097,974)	$—	$(4,045,580)

See accompanying notes to consolidated financial statements.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
		Reclassified
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,242,531)	$(1,241,945)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation of property and equipment	147,567	141,295
Amortization of deferred charges and intangibles	108,210	7,725
Interest/penalty financed, accrued and not paid, imputed or paid in kind on related party and other debt obligations	459,638	258,779
Changes in assets and liabilities:
Accounts receivable	(8,042)	180,682
Prepaid expenses and other current assets	73,525	2,318
Accounts payable and accrued expenses	233,822	(11,548)
Accrued officers’ compensation	270,000	65,000
Deferred credits	3,889	3,972
Total adjustments	1,288,609	648,223
Net cash provided (used) by operating activities	46,078	(593,722)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits and other	20,034)	(27,134)
Payments for property, equipment and capitalized software	(27,698)	(40,693)
Net cash used by investing activities	(7,664)	(67,827)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred registration costs	(333,521)	(174,841)
Deferred loan costs	(73,372)	(160,400)
Treasury stock purchase	—	(130,000)
Short-term and demand loan proceeds, net of repayments	118,621	237,500
Proceeds from exercise of warrants, net of costs	—	405,000
Proceeds from issuance of long-term debt	395,946	658,887
Repayments of long-term debt	(196,263)	(212,070)
Net cash provided (used) by financing activities	(88,589)	624,076

NET DECREASE IN CASH	(50,175)	(37,473)
CASH - beginning of period	96,872	134,345
CASH - end of period	$46,697	$96,872

SUPPLEMENTAL INFORMATION - Interest paid	$128,987	$168,853

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Debt and interest converted to equity	$—	$1,836,150
Stockholders contribution of accrued salary	$—	$730,000
Treasury stock purchase financed	$—	$89,628
Insurance premiums financed	$54,220	$23,868
Software acquired for deferred lessee rent payments	$24,000	$—
Stockholder collateral pledge value	$2,394	$19,450

See accompanying notes to consolidated financial statements.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Business Description and Going Concern:

A. Organization and Business Description:

Compliance Systems Corporation (the “Company”) was incorporated on November 17, 2003 in Nevada. The Company’s corporate structure reflects a downstream merger with and a reverse acquisition into GSA Publications, Inc, on February 10, 2006, as well as a contemporaneous change of name to that of the predecessor operating company, which had been incorporated in Delaware in November of 2002. The Company and its consolidated subsidiaries, with headquarters in Glen Cove, New York are in the business of providing the necessary tools for telemarketing companies to comply with regulatory and statutory “Do-Not-Call” guidelines. The Company’s patented TeleBlock technology allows tele-marketers to automatically screen and block outbound calls in real-time against federal, state, third-party and in-house do not call lists.

In addition, the Company markets an on-line regulatory guide, which provides up-to-the-minute e-mail alerts of new bills as well as access to regularly updated information regarding “Do-Not-Call” regulations governing the tele-services industry. Recently, the Company expanded its operations to offer voice-over-internet-protocol services through one subsidiary, which plans to offer US dial-tone world-wide to companies calling into the United States, and is presently the only broadband company licensed to offer TeleBlock.

In December 2005, the Company obtained secured convertible financing. A requirement of such financing was the merger with a public shell company and the filing and subsequent effectiveness of an initial registration statement with the Securities and Exchange Commission (“SEC”). The Company conditionally acquired 85% of GSA Publications, Inc., a non-reporting shell company, in December 2005, with the acquisition initially closing in escrow. In February 2006, the Company’s statutory downstream merger with the shell had the effect of a 3.278055546 for one stock split of the Company’s outstanding shares, and constituted a reverse acquisition, as that term is commonly known. The stock split has been given effect in the accompanying consolidated financial statements. The consolidated financial statements include the accounts of the Company and all its subsidiaries. The 15% minority interest in the public shell that was not acquired by the Company was given no effect, since the shell had no equity at the acquisition date. All material inter-company accounts and transactions have been eliminated. For financial reporting purposes, the Company is treated as the accounting acquirer in the downstream merger from the date thereof; at such date the minority interest also terminated. Under generally accepted accounting principles, the Company operates in a single business segment.

The Company timely filed registration statements and related amendments on Form SB-2 on May 12, August 11, and November 2, 2006. Subsequent to December 31, 2006, the Company filed two more amendments, the latter of which was declared effective by the SEC on February 13, 2007. (See Notes 6 and 11A).

B. Going Concern:

The Company’s operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technology change, uncertainty of market acceptance of the Company’s products and services, competition from substitute products and larger companies, protection of proprietary technology, the ability to generate sufficient capital to fund operations, strategic relationships and dependence on key individuals.

As set forth in the accompanying financial statements, the Company incurred net losses of $1,242,531 in fiscal 2006 and $1,241,945 in fiscal 2005. At December 31, 2006, the Company has stockholders’ and working capital deficits of $4,045,580 and $3,535,383, respectively. In 2005 and 2006, the Company obtained secured convertible and non-convertible debt to facilitate the financing of the Company’s business and the expansion of its operations. The Company obtained additional convertible debt financing subsequent to December 31, 2006. The ability of the Company to continue as a going concern is dependent upon the amount and nature of further additional financing (whether debt and/or equity) it is able to obtain, if any, its ability to maintain satisfactory relationships with its creditors, and its future ability to generate increased revenues and operate profitably. There is no assurance that the Company will be successful in attaining these objectives. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. (See Notes 5D, 6 and 11).

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies:

A. Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Cash:

At certain times, bank balances may exceed coverage provided by the Federal Deposit Insurance Corporation, however, such exposure to loss is considered minimal.

C. Accounts Receivable:

Accounts receivable historically have not required any significant write-offs for credit losses. Based on management’s evaluation of collectibility, an allowance for doubtful accounts of approximately $3,000 has been provided at December 31, 2006, applicable to certain peripheral service and commission receivables. For the Company’s TeleBlock services, the Company’s end-users remit their payments to telephone carriers as part of their monthly payments. The telephone carriers are billed for the applicable portion of these payments pursuant to contractual arrangements with a very large connectivity and database provider, such database including among other things the Do-Not-Call lists. Monthly remittances are made to the Company by this connectivity and database provider. Based on the financial strength of this provider, the Company does not provide an allowance for doubtful accounts for these receivables.

D. Property, Equipment, Depreciation and Amortization:

Fixed assets are stated at cost less accumulated depreciation. These assets, including assets acquired under capital leases, are depreciated on a straight-line basis over their estimated useful lives (generally two to five years). Leasehold improvements are amortized over 55 months. Depreciation and amortization expense is classified according to their applicable operating expense categories on the consolidated statements of operations. Repairs and maintenance are expensed as incurred. Renewals and betterments are capitalized. When fixed assets are retired or disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is recognized in operations.

E. Capitalized Software Cost and Amortization:

Included in fixed assets is the capitalized cost of internal-use software, including software used to upgrade and enhance processes supporting the Company’s business. In accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes costs incurred during the application development stage related to the development of internal-use software and amortizes these costs over the estimated useful life of five years. Costs incurred related to design or maintenance of internal-use software are expensed as incurred. In 2006, $24,000 of software additions were acquired in exchange for deferred sub-lease rental payments from the software provider.

F. Patents:

The Company owns the TeleBlock do-not-call blocking patent, which is recorded at cost and is being amortized over its 15 year life on a straight-line basis. In addition, the Company has received approval for the registration of its patent in Europe. This patent is being amortized over eighteen years, seven months through September 2024. The weighted average expected life of the patents at December 31, 2006 is approximately 16.3 years.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies-(continued):

G. Deferred Registration Costs:

Accounting and legal fees related to the Company’s registration of its common stock with the SEC as well as the costs of acquiring the public shell company have been capitalized and will be charged directly to additional paid-in capital against the value of the Company’s shares that are issued to convert its $1,000,000 secured convertible debenture or amortized to expense over the remaining term of the loan from the date of effectiveness, as applicable. (See Note 6F).

H. Deferred Loan Costs:

Costs incurred in obtaining the Company’s various financing are capitalized and amortized over their applicable terms, principally two years. (See Note 6). Amortization expense was $106,797 and $7,293 in fiscal 2006 and 2005, respectively.

I. Long-lived Assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate such review include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or any other significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. For long-lived assets used in operations, impairment losses are only recorded if the asset’s carrying amount is not recoverable through its undiscounted, probability-weighted cash flows. Impairment losses are measured as the difference between the carrying amount and estimated fair value. Long-lived assets are considered held for sale under applicable criteria. No assets were held for sale at December 31, 2006. There are no impairment charges in the accompanying financial statements.

J. Classification of Liabilities with Subsequently Modified Repayment Terms or that are Callable upon Default:

In accordance with Statement of Financial Accounting Standards (“SFAS”) No.6, the current and long-term maturities of the Company’s debt obligations whose repayment terms are subsequently modified, either due to partial in-kind payments, conversion to equity, voluntary agreement by related party holder or contractual requirement are reclassified to exclude from the current classification amounts then due more than one year from the applicable balance sheet date or which are converted to equity, except that equity classification is not recognized until actual conversion. (See Notes 7A and 7B).

In accordance with SFAS No. 78, long-term loans with provisions allowing them to be called by the lender in the event of default are classified as current unless the defaults are cured prior to the issuance of the financial statements or waivers from the lenders are obtained for a period of more than year from the applicable balance sheet date. (See Notes 6 and 11B).

K. Deferred Service Revenue, Sub-Lease Income and Other Deferred Credits:

Deferred revenue applicable to annual regulatory guide service contracts is recorded when payments are received, generally by credit card, and is amortized ratably to income over the service period, typically twelve months. Deferred sub-lease revenue is recognized over the one-year term of the applicable sub-lease. Deferred rent expense, applicable to the Company’s renewed premises lease, represents the excess of straight-line rent expense over rental payments made.

L. Revenues:

The Company earns a fee for each telephone solicitor’s call attempt which generates a query to a database of “Do Not Call” telephone numbers. These inquiries are first routed through telephone carriers and then to a database distributor and the volume of queries is tracked by the distributor and such data is available to the Company for monitoring. The distributor(s) submit monthly remittances together with the related monthly activity reports. The Company has the contractual right to audit such reports. The Company records its revenues based on the remittances and reports submitted. Any applicable adjustments, which historically have not been significant, are recorded when billed, upon resolution of the difference with the distributor.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies-(continued):

M. Cost of Revenues:

The Company’s cost of revenues is comprised of fees paid to distributors of its patented technology and to managers of its database as well as depreciation of capitalized software costs used to maintain the databases.

N. Advertising:

All advertising costs are expensed as incurred. Such costs were $67,014 in fiscal 2006 and $117,450 in fiscal 2005.

O. Income Taxes:

Prior to the downstream merger, the shareholders had elected to treat the Company and its subsidiaries as small business corporations (“S Corporations”) for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. As such, all taxable losses incurred through the termination of the “S” Corporation election in February, 2006 have been passed through to the shareholders for inclusion on their individual tax returns. Accordingly, no provision or benefit is made for any federal or state income taxes in the 2005 financial statements. (See Note 2P).

Commencing in fiscal 2006, the Company accounts for income taxes using the asset and liability method required by SFAS No. 109, “Accounting for Income Taxes”. Deferred income taxes are recognized for temporary differences between the financial statement and income tax bases of assets and liabilities and loss carry-forwards for which income tax benefits are expected to be realized in future years. Under this method, statutory tax rates in effect at the year-end balance sheet date are applied to the temporary differences. The resulting deferred tax liabilities or assets are then adjusted to reflect changes in tax laws or rates by means of charges or credits to income tax expense. A valuation allowance is recognized to the extent a portion or all of a deferred tax asset is not deemed to be realizable.

For interim reporting purposes, the Company follows the method required by SFAS Interpretation No. 18, “Accounting for Income Taxes in Interim Periods,” which requires that companies estimate their annual effective tax rate and apply that rate to year-to-date income or loss.

The Company sustained a tax loss of approximately $839,000 for its taxable year ended December 31, 2006. (See Note 8).

P. Reclassification of “S” Corporation Period Accumulated Deficit Against Additional Paid-In Capital:

As disclosed in Note 1O, the prior “S” Corporation elections of the Company and its subsidiaries terminated upon consummation of the downstream merger into GSA Publications in February 2006. As of such date, in accordance with applicable SEC Staff Accounting Bulletins, deficits accumulated by the Company and its subsidiaries while they were “S” Corporations were offset, to the extent available, against additional paid-in capital. Accordingly, $3,783,487 of additional paid-in capital was netted against the December 31, 2005 accumulated deficit balance of $6,638,930.

Q. Loss Per Share:

Basic and diluted loss per common share is computed on a historical basis by dividing net loss by the weighted average number of common shares actually outstanding. Due to losses, 2,720,786 shares of stock issuable upon exercise of warrants are anti-dilutive as is the effect of stock issuable upon conversion of convertible secured notes. The stock-split effect of the Company’s downstream merger in February 2006 has been given full retroactive recognition in the accompanying financial statements, including loss per share purposes. (See Note 2U).

R. Fair Value of Financial Instruments:

The carrying amounts of cash, accounts receivable, current liabilities and long-term debt reported on the balance sheet approximate their fair value. The fair value of accounts receivable and current liabilities approximate their book value due to the short maturity of those items. With respect to long-term debt, the Company believes the fair value approximates book value based on the level of credit risk assumed by the applicable lender.

S. Reclassifications:

The amounts of cash flows used by operating activities and provided by investing activities in 2005 have each been reduced by $23,868 to reflect the effect of insurance premiums financed in that year, a non-cash activity.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies-(continued):

T. Recent Accounting Pronouncements:

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115” (“SFAS 159”). This Statement permits entities to choose to measure eligible items at fair value at specified election dates. The statement requires reporting of unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and may be adopted earlier but only if the adoption is in the first 120 days of that fiscal year and also if the entity elects to apply the provisions of SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). The Company does not believe the provisions of this standard will have any impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Pension and Other Postretirement Plans” (“SFAS 158”). This Statement requires recognition of the funded status of a single-employer defined benefit postretirement plan as an asset or liability in its statement of financial position. Funded status is determined as the difference between the fair value of plan assets and the benefit obligation. Changes in that funded status should be recognized in the year in which the changes occur, in other comprehensive income. This recognition provision and the related disclosures are effective for the Company as of the end of the 2007 fiscal year. The Statement also requires the measurement of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position. This measurement provision is effective for fiscal years ending after December 15, 2008. The Company does not believe the provisions of this standard will have any impact on its consolidated financial statements.

In September 2006, the FASB issued SFAS 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not believe the provisions of this standard will have any impact on its consolidated financial statements.

In September 2006, the U.S. Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, which expresses the views of the SEC staff regarding the process of quantifying financial statement misstatements. SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 became effective for fiscal years ending after November 15, 2006. The adoption of this standard had no effect on the Company’s consolidated financial statements.

In September 2006, the EITF reached a consensus on EITF Issue No. 06-5, “Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance” (“EITF 06-5”). The scope of EITF 06-5 consists of three separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of “key persons.” The three issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The adoption of this Issue had no effect on the Company’s consolidated financial statements.

In September 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF 06-4”). The scope of EITF 06-4 is limited to the recognition of a liability and related compensation costs for endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company does not believe the provisions of this standard will have any impact on its consolidated financial statements.

In July 2006, the FASB issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, based on the technical merits. This interpretation also provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of the beginning of fiscal 2007. The Company does not believe the provisions of this standard will have any impact on its consolidated financial statements.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies-(continued):

T. Recent Accounting Pronouncements-(continued):

In June 2006, the EITF issued EITF Issue No. 06-3, “How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (That Is, Gross versus Net Presentation)” (“EITF 06-3”). The scope of EITF 06-3 relates to revenue-producing activities, such as sales, value added, and some excise taxes, between a seller and a customer. The EITF concluded that entities should present these taxes in the income statement on either a gross or a net basis based on their accounting policy. However, if gross presentation is elected, the amount of these taxes should be disclosed in interim and annual financial statements. EITF 06-3 is effective for fiscal years beginning after December 15, 2006. The Company does not believe the provisions of this standard will have any impact on its consolidated financial statements.

In February 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments - An Amendment of FASB No. 133 and 140. The purpose of SFAS Statement No. 155 is to simplify the accounting for certain hybrid financial instruments by permitting fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. SFAS No. 155 also eliminates the restriction on passive derivative instruments that a qualifying special-purpose entity may hold. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of any entity’s first fiscal year beginning after September 15, 2006. The Company does not believe that the adoption of this standard on January 1, 2007 will have a material effect on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (Revised), “Share-Based Payment” (“SFAS 123R”), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. SFAS 123R will be effective for the Company in fiscal 2006. The pro forma disclosures previously permitted will no longer be an alternative to financial statement recognition. Under SFAS 123R, a company must determine the appropriate fair value model, the amortization method for compensation cost and the transition method to be used at date of adoption, either prospective or retrospective; neither method will apply as the Company has not previously granted any compensatory stock options. Pursuant to prior stock issuances by the Company to various investors, the Company’s three founding stockholders hold certain restricted call options, which expire December 31, 2007. Due to the restrictions on their exercise, the Company believes that such options are outside the scope of SFAS 123R and its predecessor opinions. If the Company subsequently issues stock options or other instruments within the scope of SFAS 123R, the Company will report share based compensation accordingly. (See Note 10A).

U. Fourth Quarter Adjustments - (Unaudited):

The statement of cash flows previously presented for the nine months ended September 30, 2006 juxtaposed the amounts reported in financing activities used for deferred registration costs and deferred loan costs. The amounts used for these activities should have been reported as $272,452 and $73,163, respectively. As the amounts were simply mismatched between one another, there was no effect on net cash used for financing activities or on the net decrease in cash for the 2006 nine-month period.

In the statements of cash flows for both the six-month and nine-month periods previously presented, payments for property, equipment and capitalized software, as reported in investing activities, should have been reduced by $24,000, reflecting the acquisition of that amount of software in exchange for advanced sub-lease rental income payments received from the software provider. The offset to such correction is to deferred sub-lease income, reported in operating activities. There was no effect on the net decrease in cash reported for either the six-month or nine-month period in 2006. (See Notes 2E and 9A).

For each of the 2006 three, six and nine-month periods previously presented, the number of weighted average outstanding shares was reported at 50,000,000, giving retroactive effect for all of 2006 to the shares acquired in the downstream merger. The Company has determined that the actual weighted average number of shares that should have been reported was 46,666,667, 48,342,541 and 48,901,099 for the respective cumulative periods then ended. The overstatement in weighted average shares outstanding had no effect on the reported cumulative loss per share of $0.01, $0.01 and $0.02, respectively.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Property, Equipment and Capitalized Software Cost:

Major categories of property, equipment and capitalized software cost at December 31, 2006 consist of the following:

	Estimated Useful Life	December 31, 2006
Furniture and fixtures	5 years	$337,570
Leasehold improvements	55 months	11,348
Capitalized software cost	2-5 years	452,106
Total at cost		801,024
Less: Accumulated depreciation and amortization		556,441
Net property, equipment and capitalized software cost		$244,583

Depreciation and amortization expense of property and equipment was $145,567 in fiscal 2006 and $141,295 in fiscal 2005.

4. Patents:

Patents at December 31, 2006 consist of the following:

	Remaining Useful Life	December 31, 2006
European patent	17.7 years	$19,963
US patent	9.0 years	6,500
Total at cost		26,463
Less accumulated amortization		3,178
Total patents, net		$23,285

The European patent was approved in February 2006. Amortization expense was $1,413 in fiscal 2006 and $432 in fiscal 2005. Estimated annual amortization for both patents is approximately $1,500 per year through 2016 and $1,070 per year thereafter through 2024.

5. Short-Term and Notes Payable:

A Secured Bank Line of Credit:

In April 2005, the Company entered into a line of credit agreement for $350,000 collateralized by liquid assets of one of the Company’s two principal officer/stockholders. The note is due on demand. The interest rate was 0.9% for the first six months and prime thereafter. This interest rate was materially below the market interest rate as well as the Company’s incremental borrowing rate for other debt. The interest actually incurred through December 31, 2005 was $1,990. The Company has estimated its incremental borrowing rate at 10.5%. Outstanding borrowings under the line were reduced to $100,000 in September 2005; the balance has remained at that amount through December 31, 2006. The estimated value in terms of the additional interest expense that otherwise would have been incurred in absence of the officer/stockholder pledging liquid assets as collateral, $2,394 in 2006 and $19,450 in 2005, has been recognized as imputed interest cost with an equivalent offset to additional paid-in capital.

B. Unsecured Demand Notes Payable:

The Company is indebted on certain unsecured demand loans to a stockholder totaling $150,000 at December 31, 2006. The notes bore interest at 14% per annum through April of 2006, when the balance was increased by $12,500 at which time the rate was increased to 18%.

C. Short-Term Insurance Premium Financing:

At December 31, 2006, the Company had an outstanding balance of $18,441 on certain financed insurance premiums, payable monthly over nine months through March 2007, plus interest at 8.14%. The note was paid according to its terms.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Short-Term and Notes Payable-(continued):

D. Secured Demand Note:

On September 30, 2006, the Company’s principal subsidiary executed a secured $150,000 promissory note and related security agreement with a third-party entity. The amount initially borrowed under this note was $50,000. In October and November of 2006, the Company borrowed the $100,000 balance of the note. Interest at twelve percent is payable monthly in arrears and the note principal is due on demand. The note is collateralized by the accounts receivable of the subsidiary’s two largest customers and is unconditionally guaranteed by the Company. At December 31, 2006, $150,000 was outstanding on this note.

The Company obtained the consent of its principal secured lender to this transaction, who subordinated its security interest in the specific collateral to the new lender. (See Note 6).

E. Other Unsecured Debt:

The Company is indebted to an individual on an unsecured term note for $50,000 due June 30, 2007. Interest on the note at 9% is payable quarterly.

6. Secured Convertible Debenture and Related Agreements:

A. Initial Sale and Purchase of Debentures:

On November 30, 2005, the Company entered into a securities purchase agreement with Montgomery Equity Partners, Ltd. (“Montgomery”). The agreement called for the purchase by Montgomery of up to $1,000,000 of secured debentures, convertible into shares of the Company’s $0.001 par value common stock. On December 2, 2005, the Company sold the first $600,000 of the debenture to Montgomery. The note, due November 30, 2007 and bearing interest at 10 percent, was secured by all assets of the Company not otherwise pledged. The Company paid affiliates of Montgomery loan commitment, structuring and due diligence fees totaling $112,500 and also paid a $30,000 finder’s fee to a third party. The agreements required the Company to (i) merge with and into a public shell company, and (ii) file an initial registration statement for the merged company with the SEC under the Securities Act of 1933 with the provision that the lender purchase the $400,000 balance of the notes two days before the registration statement was to be filed.

The agreements prohibited the Company from: (i) selling capital stock at a price less than the closing bid price of its common stock immediately before such sale; (ii) granting other security interests other than for business equipment not in excess of $50,000 per year; (iii) filing a registration statement on Form S-8; and (iv) repaying any debt to the Company’s two officer/stockholders until 90 days after the registration statement is effective. The lender also has a refusal right to match the terms of any proposed equity capital raise by the Company.

B. Conversion and Redemption Terms:

The initial note principal of $600,000 and accrued interest thereon was convertible into the Company’s common stock at a price equal to the lesser of the lowest closing bid price of the Company’s common stock during the ten trading days preceding the initial filing of the registration statement, defined as the fixed conversion price, or eighty percent of the lowest closing bid price of the Company’s common stock, as quoted by Bloomberg, LP, for the five trading days immediately preceding the conversion, defined as the variable conversion price. The fixed price was subject to standard as well as specific anti-dilution provisions, if during the term of the note, the Company issued common stock or stock purchase rights of any kind at a lower price. The lender imposed a restriction on its right to convert the debenture, such that at no time was the lender to own more than 4.9% of the outstanding shares of the Company. The lender had the right to waive this restriction upon 65 days written notice to the Company. The Company had the right to redeem the note, in whole or in part, on three days notice, by paying the amount to be redeemed, plus a redemption premium of 20% thereon, if the closing bid price of its common stock was less than the fixed conversion price at the time of redemption. The conversion terms were subsequently modified. (See Note 6C).

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Secured Convertible Debenture and Related Agreements-(continued):

C. Sale and Purchase of Remaining Balance of Debenture and Related Modification of Terms:

On March 8, 2006, Montgomery purchased the remaining $400,000 of the secured convertible debenture. The Company contemporaneously paid related commitment and finder’s fees of $40,000 and $20,000, respectively. The terms of the new 2006 debenture are substantially identical to those of the previous debenture except for changes in the conversion formula, the pledging of certain additional security and the addition of a personal guarantee by one of the founding stockholders. The note principal and accrued interest thereon is convertible into the Company’s common stock at a price equal to the lesser of a fixed or variable conversion price, as defined. The fixed conversion price was changed to $0.10 per share. The variable conversion price remained unchanged at eighty percent of the lowest closing bid price of the Company’s common stock, as quoted by Bloomberg, LP, for the five trading days immediately preceding the conversion. The fixed price remains subject to standard as well as specific anti-dilution provisions, if during the term of the note, the Company issues common stock or stock purchase rights of any kind at a lower price.

As a condition of the new debenture, the Company pledged into escrow 20,000,000 previously un-issued shares. Such shares are treated as conditionally issuable and are not considered outstanding unless and until released from escrow to Montgomery in the event of default on the debenture. Upon such event, Montgomery’s ownership limitation is increased from 4.9% to 9.9% and Montgomery may vote and/or sell such shares and the Company is required to register them with the SEC. Also, the Company’s two principal stockholders pledged all of their shares, 10,932,319 and 9,834,170 shares, respectively, as additional collateral for the debenture. In connection with the latter such pledge, that officer/stockholder guaranteed the Company’s obligations under the debenture.

D. Investor Registration Rights Agreement:

As a condition of the note and related agreements, the Company granted the lender certain investor registration rights, requiring the Company to file an initial registration statement, which includes at least 65,000,000 shares underlying the convertible debenture, with the SEC under the Securities Act of 1933 no later than January 14, 2006 and to have it declared effective within 120 days of filing. Non-compliance with these requirements was an act of default under the debenture. These provisions imposed a penalty of two percent of the note balance for every 30 day period the applicable deadline was not met. (See Notes 6G, 6H and 11B).

E. Merger with Public Shell Company:

On December 2, 2005 the Company conditionally acquired the public shell company. On February 10, 2006, upon the satisfaction of all applicable conditions, the Company effectuated a statutory downstream merger into the shell, which then changed its name to that of the Company. The transaction has been treated as a reverse acquisition of the Company, with the Company as the accounting acquirer, with no change in basis, an increase in outstanding shares from 42,500,000 to 50,000,000, effective as of the day of the merger, and the related elimination of the 15% minority interest. (See Note 2U).

F. Initial Public Offering and Lock-Up:

The convertible note and related agreements with Montgomery required the Company to file an initial registration statement on Form SB-2 with the SEC to register 65 million shares underlying the convertible debenture. The Company was not to register any shares for its own account. As a further condition to the secured convertible debenture, Montgomery required the two principal stockholders of the Company to agree not to sell, assign, hypothecate, distribute or otherwise dispose of any securities of the Company of any kind without the lender’s consent, except for sales made in accordance with Rule 144(e) under the Securities Act of 1933.

On February 14, 2006 the Company filed an initial registration statement on Form SB-2 with the SEC to register the 65 million shares underlying the convertible debenture. In connection with such filing, Montgomery modified the securities purchase agreement to allow the Company to register 2,720,786 post-split shares underlying an equivalent number of outstanding post-split common stock purchase warrants as well as 3,500,000 common shares held by non-affiliated stockholders. Due to certain technical and/or procedural delays, the electronic filing to the SEC was not transmitted prior to the required time to be considered filed on February 14, 2006 and due to applicable SEC rules was not a viable filing. The Company subsequently withdrew that filing. (See Notes 6G and 6H).

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. Secured Convertible Debenture and Related Agreements-(continued):

G. Waiver of Default Provision and Filing Deadline Penalty:

As the Company had not filed the registration statement by January 14, 2006 as required by the initial loan agreement, it was accordingly in default of that requirement and subject to a penalty of two percent of the outstanding note balance for every thirty days until the statement was filed. Montgomery waived the default and imposition of the initial penalty through March 8, 2006, when the $400,000 balance of the notes was purchased and certain amendments were made to the various loan terms. The amended loan agreement resulted in the deferral of the default and penalty date to April 7, 2006. In April 2006 the Company again defaulted on the initial Form SB-2 filing requirement. (See Note 6H).

H. Waiver of Defaults and Imposition of Penalties:

In May of 2006 the Company and Montgomery agreed to settle the amount of the penalty to be imposed for the late filing of its registration statement. The parties agreed that the penalty for the period from April 7, 2006 through and including May 15, 2006, assuming the Form SB-2 was filed by such date, would be $20,000, which amount was added to the note principal.

The Company timely filed a revised registration statement on Form SB-2 on May 12, 2006 and amended registration statements on Form SB-2/A-1 and SB-2/A-2 on August 11, 2006 and November 2, 2006, respectively.

The registration rights agreement between the Company and Montgomery required that the registration statement on Form SB-2 be declared effective within 120 days of the initial filing of the form. The 120 day period ended on September 9, 2006. Although Montgomery did not call a default, the Company was subject to a penalty for liquidated damages in the amount of two percent of the note principal for every thirty-day period or portion thereof until the registration statement was declared effective. Through December 31, 2006 the Company incurred penalties for four thirty-day periods, which had commenced on September 10, 2006, October 10, 2006, November 9, 2006 and December 9, 2006. Respective penalties of $20,400, $20,808, $21,224 and $21,649, aggregating $84,081, plus applicable interest were accordingly accrued at December 31, 2006.

At December 31, 2006, the aggregate balance due Montgomery was $1,190,202, consisting of the $1,000,000 loan principal, accrued penalties of $104,081 and total accrued interest of $86,121.

Subsequent to December 31, 2006, the Company became subject to additional penalties. (See Notes 11A and 11B).

7. Other Long-Term Debt, Principally to Related Parties:

Long-term debt at December 31, 2006 consists of the following:
	Loan Balance	Current Portion
Notes payable and accrued interest to officers and stockholders (A)	$1,965,522	$1,921,212
Notes payable and accrued interest to formerly related companies (B)	552,787	449,399
Notes payable and accrued interest to former officer (C)	182,812	182,812
Capital lease obligations (D)	47,392	36,712
Other secured debt (E)	18,465	10,198
Totals	$2,766,978	$2,600,333

At December 31, 2006, the long-term maturities of all long-term debt, excluding the secured convertible debenture, are payable as follows: 2008 - $166,645.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Other Long-Term Debt, Principally to Related Parties-(continued):

A. Notes payable to officers and stockholders and accrued interest thereon:

The balance of this account consists of various loans and advances made by the officers and stockholders of the Company as well as one related company wholly owned by one officer/stockholder. The weighted average interest rate applicable to these loans at December 31, 2006 is 12.86%. The loans had various repayment terms, but due to various voluntary deferrals by the related party lenders and a contractually imposed deferral by the principal secured lender, substantially all of these loans are now due in 2007; the contractual deferral expires ninety days after the effective date of the Company’s registration statement. Such contractual deferral, required by Montgomery, prohibited payment of principal and interest, except that payment of current accrued interest at 12% was permitted on $500,000 of such debt, borrowed on a pass-through basis. In September 2006 the Company’s officers and stockholders agreed to a further deferral until October 2007 of (i) $1,625,000 of debt principal owed to them; (ii) all accrued interest thereon; and (iii) all interest subsequently accruing thereto.

As a result of such restriction on debt repayments, the balance of one note and related accrued interest to the related company referred to above has been reclassified to this debt category from the grouping of four notes where it was previously included. The note and accrued interest balance was $261,109 at December 31, 2006, of which $216,799 was the current portion. Included in the current portion is $83,030 of accrued unpaid interest. In accordance with the terms of the convertible secured debenture, no payments of interest or principal were made in 2006. The Company is negotiating to pay approximately $90,000 of 2006 debt service on this note in kind. (See Note 7B).

B. Notes payable to related companies and accrued interest thereon:

In 2001 the Company borrowed $700,000 from three companies, then related to the Company by virtue of certain similar ownership and/or management. These notes were in consideration of the release by the related companies of their contract rights to receive all revenues generated by the Company from the use of its patented technology. An additional borrowing of $300,000 for cash was also made in 2001 from a fourth similarly related company.

All notes accrue interest at 18%. At times, the Company has deferred debt service on the notes, making in-kind payments in common stock as well as adjusting payments made subsequently. Whenever an in-kind payment has been made or principal and interest payments deferred, the subsequent payment of principal and related deferred interest is conformed to coincide with the original amortization schedule through maturity in May 2008. All applicable interest continues to accrue monthly. As a result of the restriction on debt repayment imposed by the Company’s new secured lender, the balance of principal and accrued interest owed to one of these companies has been reclassified to related party debt. Although the other three companies were formerly related by certain common management, they are presently unrelated. At December 31, 2006, unpaid accrued interest to these three companies was $137,268.

During 2005, the Company issued an aggregate of 983,417 common shares, valued at $0.30506 in payment of $228,870 of principal and $71,130 of interest on these four notes. No cash principal payments were required in 2005; rather adjustments to the amortization schedule were made.

The Company is negotiating to pay in-kind approximately $210,000 of debt service on the three notes owed to three formerly related companies as well as $90,000 on the related party note discussed above. The Company is negotiating to set the conversion price - presently unknown - equal to the one that will be used by Montgomery for its first conversion of the convertible debenture. According to the terms of the debenture, such maximum conversion price would be $0.10 per share.

C. Notes payable and accrued interest to former officer:

A founding officer/stockholder of the Company resigned in May 2005. In connection with such resignation, a note payable to this stockholder in the amount of $125,000 was effectively deferred, together with 12% interest thereon until July 2007. At December 31, 2006, accrued but unpaid interest totaled $22,500. The Company also purchased 4,097,570 common shares from the stockholder for $263,053 consisting of $219,628 in cash and notes and five-year warrants to purchase 819,514 shares of common stock at $0.30506 per share. The 819,514 warrants were subsequently assigned to one of the Company’s two remaining officer/stockholders pursuant to a judicial process settlement of an unrelated matter. (See Note 9B).

At December 31, 2006, the treasury stock note balance was $35,312, respectively, payable monthly, with interest imputed at 9% through May 2007. The Company was seven months in arrears on the latter obligation at December 31, 2006 but the holder has not called a default.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Other Long-Term Debt, Principally to Related Parties-(continued):

D. Capital lease obligations:

The Company acquired furniture, fixtures and equipment from third parties and certain related entities on a pass-through basis under various capital lease arrangements with various due dates through the year 2008. The amounts are presented net of imputed interest of $4,124 at December 31, 2006. The following schedule shows the future minimum payments due on the leases at December 31, 2006 through maturity, as well as the amounts representing principal and interest.

Year Ending	Minimum	Amounts Representing
December 31	Payments	Interest	Principal

2007	$40,068	$3,356	$36,712
2008	11,448	768	10,680
Totals	$51,516	$4,124	$47,392

E. Secured notes payable and accrued interest thereon:

The Company previously had sold 50 units of 9% secured promissory notes and warrants to purchase common shares. Each unit consisted of $30,000 of debt principal and warrants to purchase 65,561 shares, par value 0.001. The notes mature September 30, 2008 and are secured by a security interest in the patent and patent applications of the TeleBlock system. Each warrant is exercisable at a purchase price of $0.45759 per share. Interest only at 9% per annum on the principal balance of $1,500,000 was due quarterly through September 30, 2005. Blended principal and interest payments were to follow.

During the second quarter of 2005, the Company offered the secured note holders the right to convert the $1,500,000 of notes into common stock at a per share conversion price of $0.30506. For the term of the offer the Company reduced the exercise price of the warrants to purchase an aggregate of 3,278,055 common shares from $0.45759 to $0.30506. A total of $1,470,000 of secured notes and related accrued interest of $66,150 were converted into 4,818,742 shares and 1,376,783 warrants were exercised for gross proceeds of $420,000. The exercise price of the remaining 1,901,272 warrants reverted to $0.45759 per share at the conclusion of the offering. After the offering, one note remained outstanding; quarterly payments of $2,881, including interest at 9%, are due through September 2008. At December 31, 2006, the note balance was $18,465.

8. Income Taxes:

At the close of the downstream merger in February 2006, the Company’s “S” Corporation elections terminated. For the 2006 fiscal year, the Company sustained a tax loss of $839,000; accordingly, there were no provisions for current or deferred federal or state income taxes for 2006. The income tax benefit for 2006 differs from the amount of income tax determined by applying the statutory federal income tax rate to continuing operations before income taxes as a result of the following:

Federal income tax benefit at statutory rate	34%
Loss not producing tax benefits	(34)
Income tax benefit	-%

The Company has provided a valuation allowance against the total of the net deferred tax assets due to the uncertainty of future realization. The increase in this valuation allowance for the year ending December 31, 2006 was $190,525. The components of deferred tax assets and liabilities at December 31, 2006 are as follows:

Current Deferred Tax Assets (Liabilities):
Prepaid expenses	$	(8,284)
Short-term notes payable and current maturities of debt		10,894
Accounts payable and accrued expenses		(11,394)
Accrued officers salaries		124,000
Net current deferred tax assets		$115,216

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Income Taxes-(continued):

Non-Current Deferred Tax Assets (Liabilities):
Property, equipment and capitalized software	$	(38,698)
Unamortized revenue rights		(252,507)
Long-term debt, less current maturities		1,571
Deferred income and deferred credits		29,324
Net operating loss carry-forward		335,619
Net non-current deferred tax assets		$75,309

Deferred tax assets are summarized as follows:
Current deferred tax assets		$115,216
Non-current deferred tax assets		75,309
Total deferred tax assets		190,525
Less: Valuation allowance		190,525
Net deferred tax assets		$0

The net operating loss may be carried forward through 2026.

9. Commitments and Contingencies:

A. Minimum Operating Lease Commitments:

The Company leases office space in Glen Cove, New York. The lease requires minimum annual rentals plus operating expenses through July 31, 2006, with one five-year renewal option, which has been elected. The Company also subleases parts of its space to two sub-tenants. The first is on a month to month basis. The second, entered into effective June 1, 2006, is for one year, with the entire year prepaid in-kind by the sub-tenant. (See Notes 2E and 2U). Deferred sub-lease income at December 31, 2006 was $10,000. Rent expense, including deferred rent expense in 2006, net of sublease income was:

	Gross Rent	Sublease	Net Rent
	Expense	Income	Expense

Year ended December 31, 2006	$86,436	$(62,334)	$24,102
Year ended December 31, 2005	74,897	(45,154)	29,473

Minimum annual rental commitments at December 31, 2006 through the expiration of the renewal term on July 31, 2011 total $366,575 as follows: 2007: $74,542; 2008: $77,524; 2009: $80,625; 2010: $83,849; 2011: $50,035.

B. Employment Agreements and Waiver of Accrued Salary:

The Company had entered into employment agreements with its three officer/stockholders, each for five-year terms through December 1, 2006. At May 31, 2005, one officer/stockholder resigned from the Company. At that date, a total of $730,000 of accrued unpaid salary was owed to the three officers, including $248,000 to the resigning officer. The three officers irrevocably waived their rights to be paid such salary and $730,000 was accordingly reclassified to additional paid-in capital. The resigning officer entered into a consulting agreement with the Company. (See Notes 7C and 9D).

Subsequently, the Company entered into five-year extensions of the employment agreements with the two remaining officers through November 30, 2011. Minimum annual aggregate amounts due under these agreements are $480,000 per year.

At December 31, 2006, accrued unpaid salary to the two officers totaled $195,000 and $115,000, respectively. The officers had agreed to defer repayment of a portion of the deferred salary until April 2007. Accordingly, the entire accrued amount of $310,000 is a current liability at December 31, 2006.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Commitments and Contingencies-(continued):

C. Major Customer/Distributors:

For the year ended December 31, 2006, two distributors comprised 72% and 16% of the Company’s revenues. In 2005, these same distributors comprised 38% and 55% of the Company’s revenues, respectively. In July 2006, the data base platform maintained by the larger distributor was discontinued; all TeleBlock customers were transferred to the remaining platform. The 16% of revenues referred to above for 2006 applies to the period prior to the termination of the data base by the then larger distributor. At December 31, 2006 the remaining distributor comprised 88% of the Company’s trade receivables.

D. Consulting Agreement:

Upon the resignation of one of its officers, the Company entered into a consulting agreement with the former officer for a term of 22 months through March 31, 2007 at a monthly fee of $2,500. Remaining payments under the agreement at December 31, 2006 total $25,000. The Company was in arrears for seven monthly payments at December 31, 2006.

E. Related Party Transactions:

The waiver of accrued salary by the Company’s three officer/stockholders is described in Note 9B. Employment contracts with the two remaining principal officer/stockholders are described in Note 9B. A consulting agreement with a former officer is described in Note 9D.

The Company is indebted to various related parties, including its officers and stockholders on several secured and unsecured notes payable. These obligations are described in Notes 5B, 7A, 7B and 7C. Also, a secured note described in Note 5A is collateralized by personal assets of one of the Company’s two remaining principal officer/stockholders.

Common stock purchase warrants held by related parties are described in Note 10.

10. Capital Stock Transactions:

A. Common Stock and Warrants:

During 2004, the Company issued 655,611 common shares in payment of principal and interest due on notes payable, with certain anti-dilution rights. In June 2005, in-kind debt payments and other debt conversions were effected at a per share price of $0.30506, triggering the anti-dilution provision applicable to the 2004 issuance; 327,806 additional shares were accordingly issued. (See Note 7B).

In June 2005, the Company offered its $1,500,000 secured note holders the right to convert such debt to equity and also reduced the exercise price of the related 3,278,055 warrants from $0.45759 to $0.30506 per share. A total of $1,470,000 of secured notes was converted and 1,376,783 warrants were exercised in the summer of 2005. Following these transactions, $30,000 of non-convertible, secured debt and 1,901,272 warrants exercisable at $0.45759 per share through September 30, 2008 remained outstanding.

Certain common shares previously sold to investors in private placements presently provide an option to the three founding stockholders of the Company to repurchase from such investors, as applicable, up to an aggregate of 2,868,297 and 983,418 shares at prices of $0.20439 and $0.76265, respectively, all exercisable through December 31, 2007, but contingent on the repayment in full of the notes described in Note 7B.

B. Treasury Stock and Warrants:

In May 2005, the Company purchased 4,097,570 treasury shares from an officer/stockholder for consideration of $263,053, including five-year warrants to purchase 819,514 common shares at $0.30506 per share. The warrants were subsequently assigned to one of the two remaining officer/stockholders pursuant to a judicial process settlement of an unrelated matter.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Capital Stock Transactions-(continued):

C. Merger-Related Changes Applicable to Common, Treasury and Authorized Shares:

Pursuant to the merger, the Company’s outstanding 12,965,003 common shares, of which 6,875,003 were voting and 6,090,000 non-voting, were split 3.278055546 for one. The resulting post-split 42,500,000 shares are all voting. Prior to the merger, the shell company had 7,500,000 shares outstanding. After the merger the Company has 50,000,000 post-split shares outstanding. In February 2006, in connection with the downstream merger, the Company permanently retired its treasury stock, consisting of 4,097,570 post-split shares. The Company also increased its authorized shares from 75 million shares to 500 million shares. The stock split, retirement of the treasury shares and the increase in the number of authorized shares have all been given full retroactive effect in the accompanying consolidated financial statements.

11. Subsequent Events:

A. Initial Public Offering:

The Company’s registration statement on Form SB-2 was declared effective by the SEC on February 13, 2007.

B. Additional Penalties Prior to Registration Effectiveness and Related Default Waiver:

On January 3, 2007, the Company and Montgomery agreed that the Company was obligated to pay to Montgomery liquidated damages that had accrued and would continue to accrue in accordance with the registration rights agreement up to the date the registration statement was declared effective and, in consideration thereof, Montgomery waived the event of default solely related to the Company’s failure to have the registration statement declared effective by the September 9, 2006 scheduled effective deadline, provided that the registration statement was declared effective by February 14, 2007.

On January 8, 2007 and February 7, 2007, the fifth and sixth thirty-day periods began to run with applicable penalties of $22,082, and $22,523, respectively. The Company has requested a waiver of the penalty for the period that commenced on February 7, 2007 based on the following: (i) the default waiver that the Company was granted in January 2007 specified that the registration statement be declared effective by February 14, 2007; (ii) such registration statement was declared effective on February 13, 2007; (iii) the last penalty period was accordingly only six days; (iv) the waiver agreement agreed to by the parties in May 2006 effectively waived imposition of a penalty for a similar short period, in that instance nine days; and (vi) the new debenture agreement entered into in March 2007 with an affiliate of Montgomery clarified that any similar type penalties related to the demand registration rights granted the lender under that debenture would only be imposed for full thirty-day periods, thus granting a grace period for periods less than thirty-days. (See Note 11C).

As the effectiveness of the registration statement on February 13, 2007 cured the related default, the liability to Montgomery at December 31, 2006 is classified as long-term in accordance with its March 7, 2008 maturity date. (See Note 2J).

C. New Convertible Debenture:

On March 16, 2007, the Company issued $150,000 of secured convertible debentures to Cornell Capital Partners, LP, (“Cornell”) an affiliate of Montgomery, on terms substantially similar to the debentures issued in March 2006. The Company contemporaneously paid commitment and related fees of $27,500. These debentures mature on March 16, 2009 and accrue interest at 10 percent per annum, calculated on a 365-day year, payable at maturity. The note principal and accrued interest thereon is convertible into the Company’s common stock at the holder’s option at a price equal to the lesser of a fixed or variable conversion price. The fixed conversion price is $0.10 per share. The variable conversion price is set at 80% of the lowest volume weighted average price of the Company’s common stock, as quoted by Bloomberg, LP, for the five trading days immediately preceding conversion. The fixed price remains subject to standard as well as specific anti-dilution provisions, if during the term of the note, the Company issues common stock or stock purchase rights of any kind at a lower price.

COMPLIANCE SYSTEMS CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Subsequent Events-(continued):

C. New Convertible Debenture-(continued):

The lender has imposed a restriction on its right to convert the debenture, such that at no time is the lender to own more than 4.9% of the outstanding shares of the Company. The lender may waive this restriction upon 65 days written notice to the Company. The Company may redeem the note, in whole or in part, on three days notice, by paying the amount to be redeemed, plus a redemption premium of 20% thereon, if the closing bid price of its common stock is less than the fixed conversion price at the time of redemption.

As a condition of the new debenture, the Company pledged into escrow 3,000,000 previously un-issued shares. Such shares are treated as conditionally issuable and are not considered outstanding unless and until released from escrow to Cornell in the event of default on the debenture. The agreements prohibit the Company, without the lender’s consent, from: (i) selling capital stock at a price less than the closing bid price of its common stock immediately before such sale; (ii) granting other security interests other than for business equipment not in excess of $50,000 per year; and (iii) filing a registration statement on Form S-8. The lender also has a refusal right to match the terms of any proposed equity capital raise by the Company.

As an additional condition of the loan, the lender has granted demand registration rights, exercisable on one occasion, to require the Company to file a registration statement no later than 30 days from the date written notice requesting such registration is received from Cornell. The Company is required to use its best efforts to have such registration statement declared effective within 90 days of the filing deadline. The Company is subject to liquidated damages of two percent of the outstanding balance for each thirty-day period that it fails to meet either deadline, subject to a thirty-day grace period.

D. Status of Request for Penalty Waiver-(Unaudited):

As of May 18, 2007, the Company’s request to Montgomery to waive the $22,523 penalty applicable to the six-day period from February 7, 2007 through February 12, 2007 is still pending.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compliance Systems Corporation

Date: May 21, 2007	By:	/s/ Dean Garfinkel
Dean Garfinkel, Chairman of the Board, President and Chief Executive Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: May 21, 2007	By:	/s/ Dean Garfinkel
Dean Garfinkel, Chairman of the Board, President and Chief Executive Officer

Date: May 21, 2007	By:	/s/ Barry M. Brookstein
Barry M. Brookstein, Director, Treasurer, Chief Financial Officer and Principal Accounting Officer